May 29, 2024

Via EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Shane Callaghan, Special Counsel
Perry Hindin, Special Counsel

Re:	Monster Beverage Corporation Schedule TO-I/A Filed May 16, 2024 File No. 005-41221

Dear Mr. Callaghan and Mr. Hindin:

We received the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 20, 2024, with regard to the above-referenced Amendment No. 1 to the Schedule TO-I (the “Schedule TO”). Monster Beverage Corporation (the “Company”) provides the following response to the Comment Letter. For ease of reference, the comment in the Comment Letter is reproduced in italicized form below. Immediately prior to the submission of this letter, the Company filed Amendment No. 2 to the Schedule TO (the “Schedule TO Amendment”).

Schedule TO-I/A Filed May 16, 2024

General

1.	We note your response to prior comment 1 in our letter dated May 13, 2024. Given that the Company will incur up to an additional $1 billion in debt and related interest expense and reduce shares outstanding by repurchasing up to approximately 5.4% of the Company's outstanding shares in the Offer, it appears that pro forma financial information is material to a shareholder's investment decision whether to tender shares in the Offer. Please revise to include the pro forma financial information required by Item 10 of Schedule TO and Item 1010(b) of Regulation M-A, or otherwise advise.

United States Securities and Exchange Commission

May 29, 2024

Response:

As disclosed in the Schedule TO Amendment, on May 29, 2024, the Company announced the waiver of the financing condition to which the offer was previously subject and, therefore, the Company amended the offer to remove such financing condition. The Company notes that Instruction 2 to Item 10 of Schedule TO indicates that financial statements are not considered material to a holder’s decision whether to sell, tender or hold the securities sought in a tender offer if (i) the consideration offered consists solely of cash, (ii) there is no financing condition to the offer and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. All three of the conditions in Instruction 2 to Item 10 are now satisfied with respect to the tender offer and, therefore, the Company does not believe the pro forma financial information is material to a holder’s decision whether to sell, tender or hold the securities the tender offer.

* * *

United States Securities and Exchange Commission

May 29, 2024

The Company believes that the information contained in this letter is responsive to the Comment Letter.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Best regards,

/s/ Paul J. Dechary
Paul J. Dechary
Executive Vice President & General Counsel

cc:	Rory T. Hood, Jones Day
Andrew Levine, Jones Day